Exhibit 1

Pardus European Special Opportunities Master Fund L.P.
c/o Pardus Capital Management L.P.
1001 Avenue of the Americas, Suite 1100
New York, NY 10018

January 12, 2006

COURT DENIES BALLY’S DEMAND FOR EXPEDITED DISCOVERY

Dear Fellow Bally Stockholder:

         We learned late Monday night that Bally had commenced the latest round in its abusive litigation campaign – a desperate lawsuit against Pardus, two of its principals, and one of its nominees for the Company’s board. Although Pardus is the immediate target, this attack was really aimed at YOU. Bally’s goal in bringing this baseless suit was to interfere with your fundamental right to express yourself at the upcoming annual meeting.

         Yesterday morning, the Delaware Chancery Court rejected the Company’s emergency request for expedited discovery, halting for now Bally’s attempts to harass its stockholders through litigation. While the Company’s public statements were designed to create the contrary impression, its lawyers conceded in Court that the Company does not have evidence showing that the Rights Plan has been triggered. In fact, Bally’s court papers specifically disclaim that its filings “disclose or [are] intended to disclose information which reveals or is intended to reveal the existence of an Acquiring Person [a condition for triggering the Rights Plan].” As the meeting fast approaches and management becomes increasingly desperate, Bally’s wasteful and expensive litigation campaign has failed, again and again and again, in both state and federal court. We think Bally well knows that it has no basis to claim that the Rights Plan has been triggered.

         As its litigation campaign falters, Bally has taken a new approach – claiming that it tried in good faith to reach a settlement with Pardus, but that talks foundered because we made self-interested, unreasonable demands. Nothing could be further from the truth.

         So that you can judge for yourself, we have decided to announce publicly our settlement proposal to management. You can decide whether you agree with us that this proposal is in the interests of all stockholders. Here is what we propose:

OUR PROPOSAL

Board Composition:

•	We propose two options: a nine-person board including our three nominees, or an eleven-person board including those individuals and David R. Van Valkenburg, a highly-qualified candidate with extensive board experience. We previously brought Mr. Van Valkenburg to the Company’s attention as a suggested nominee but his candidacy was not formally proposed. Bally can have no legitimate objection to Mr. Van Valkenburg, as the Company previously told us they viewed him as an acceptable candidate in lieu of Mr. Kornstein.

•	Our proposal for a nine-person board would permit Mr. Langshur to continue to serve if another director resigns, and if our proposal for an eleven-person board is accepted, none of the current board members would need to resign. Either option would produce a board including highly qualified, independent directors who will not be controlled by management, by us or any other stockholder.

The Strategic Process:

•	The process of exploring a sale would be managed by a committee vested with full powers of the board. Any decision to enter into a definitive agreement would nevertheless require majority approval of the full board.

•	The Strategic Process Committee would consist of six members, including two of Pardus’ nominess, new board appointees Adam Metz and Steven S. Rogers, and two other independent directors selected by the new board. This structure would help to insure that the strategic process is controlled by qualified directors, free of improper influence from management.

Additional Board Committees:

•	We propose that at least one Pardus nominee be given a seat on each other committee of the board.

Equity Compensation

•	Stock options and other equity awards would be granted only at the discretion of a four-person committee, which would include two Pardus nominees, and be given the responsibility of designing a compensation scheme that aligns management’s incentives with those of the stockholders. Alternatively, management would receive no options, on a change of control or otherwise, unless Bally’s stock is worth at least $15 on a fully-diluted basis.

Separation of Chairman and CEO

•	The positions of Chairman of the Board and Chief Executive Officer would be separated before the next annual meeting, which would be held no later than November 30, 2006.

Additional Changes to the Bylaws

•	We also propose certain technical changes to the Company’s bylaws to guarantee the ability of independent directors to participate meaningfully in board meetings. We previously discussed these changes with the Company.

Rights Plan Waiver

•	The Board would waive the provisions of the Rights Plan and Section 203 of the Delaware General Corporation Law to permit any stockholder to purchase up to 17.5% of the outstanding stock – a modest increase from today’s 15% limit. This will permit us and any other stockholder to buy additional shares, and, we believe, help to increase the stock’s trading price prior to the sale process without materially increasing the voting power of current stockholders.

Liberation’s Proposal

•	We believe that Liberation has raised important questions about Mr. Toback’s performance. At the same time, it is our hope that our proposal will allow Liberation and Bally to find a way to resolve their differences. We believe that a board constituted as we propose will be able to conduct a careful and fair review of Mr. Toback’s performance and make reasoned decisions regarding management.

         As you can see, these proposals are focused solely on restoring good governance, ensuring a fair sale process, and maximizing value for all stockholders. If you agree, we urge you to tell Bally that you also support our efforts for a new beginning, and that you agree that the time has come for a change.

BALLY’S BATTLEFIELD CONVERSION

         Following months of stonewalling, and after yesterday's court hearing, Bally announced what it calls “four initiatives to demonstrate the Company’s strong commitment to effective corporate governance practices and ensure an open and fair strategic process.” Had it occurred long ago, this announcement might have indicated that management was willing to take a few, tentative steps toward reform. But because it comes so late – after repeated stockholder demands, the Company’s failures in court, and on the eve of a court-ordered stockholder meeting – the announcement is further proof that current management and the current board have no real interest in reform.

         The Company’s proposals are far too little, far too late:

•	While the board will reduce the number of shares available under the 2006 Omnibus Equity Compensation Plan, it still wants to be able to give management an additional 1.75 million shares.

That is far more than necessary for a middle and junior management plan.

•	Bally has said it won’t issue these new shares to senior management, but that commitment expires at the “conclusion of the strategic process.” Under this loophole, senior management will be able to put millions of dollars of sale proceeds in their pockets, by taking stock grants the moment after the process reaches “conclusion.” This is false advertising, not reform.

•	Bally appointed a lead director, but has not committed to separate the Chairman and CEO positions.

•	Bally announced a special committee, but has done nothing to assure stockholders that the committee will have the authority needed to do the job.

•	Management repeats its pledge not to not align itself with any bidder during the sale process, but leaves itself the power to join the winning bidder immediately afterwards. Again, this is clever wordsmithing masquerading as reform. This proposal gives management a built-in conflict of interest – working against strategic bidders who may pay a premium price, but have no need for the present management team, and therefore won’t offer post-acquisition employment. And management has not given up its ability to demand the right to buy an equity stake in a post-acquisition entity. Where management hopes to buy stock, it has an incentive to keep the sale price low, so that it can buy equity cheaply.

         Having failed to bludgeon or litigate its stockholders into submission, Bally is now trying to win votes with weak – or phony – reforms that do not address the real issues. If management and the board were truly interested in governance, why did they wait until now to make this proposal?

*        *        *

         Nothing could be more basic to the concept of stockholder democracy than the election of directors – particularly in a company that had to be sued just to call an annual meeting. We urge you – in your self-interest and the interest of all stockholders – to support our efforts to foster good governance at Bally and insist on an independent board that is willing to work for all of us.

Very truly yours,

PARDUS EUROPEAN SPECIAL
OPPORTUNITIES MASTER FUND L.P.

By: Pardus Capital Management L.P., its
       investment manager

By: Pardus Capital Management LLC, its
       general partner

       By: /s/ Karim Samii
                    Name: Karim Samii
                    Title:   Sole Member